

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Tak Chun Wong
Chief Executive Officer
AFB Limited
R27 3/F, New Timely Building
497 Castle Peak Road, Lai Chi Kok
Kowloon, Hong Kong

>   **Re: AFB Limited**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 18, 2024**
>   **File No. 333-276184**

Dear Tak Chun Wong:

     We have reviewed your amended registration statement and have the following comment(s).

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed March 18, 2024

Cover Page

1.   We note your response to prior comment 1. Please restore to the cover page the acknowledgement that, if Chinese regulatory authorities were to disallow your organizational structure, it could cause the value of your securities to significantly decline or become worthless.

2.   We note your response to prior comment 2 and reissue in part. Where you discuss the company's presence in Hong Kong on the cover page, revise to prominently state that there are legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong.

3. We note your response to prior comment 4. Where you state on the cover page and on pages 2 and 17 that "...there might be limitations imposed in the future" on your ability to transfer cash across borders, revise to specify that such limitations may be imposed <u>by the PRC government</u>.

Prospectus Summary
Summary of risk factors arising from legal system in China, page 2

4. We note your response to prior comment 6. Please expand your bulleted summary of risk factors so that it covers all of the risks that are included in the Risk Factors section beginning on page 4. Additionally, for each bulleted summary risk factor, provide a specific cross-reference to the heading of the individual related risk factor and the page number at which it is located. Lastly, where you discuss the Chinese government's "propensity for intervention and influence," revise to state that more control by the Chinese government over offerings conducted overseas and/or foreign investment in China-based issuers <u>could result in a material change in your operations and/or the value of the securities you are registering for sale</u>.

Risk Factors
Risks Relating to Our Company and Our Industry
AFB Limited is a Nevada entity with no subsidiaries..., page 4

5. We note your response to prior comment 7. Please further revise your added disclosure to state that <u>the Chinese government has made recent statements indicating intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers</u>, and that <u>any such action</u> could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Permission from Hong Kong or Chinese authorities, page 6

6. We note your response to prior comment 8 and reissue in part. State, if true, that you have not relied upon an opinion of counsel with respect to your conclusion that you do not need any permissions or approvals from Hong Kong or Chinese authorities to operate your business and offer securities to foreign investors. Explain why such an opinion was not obtained. Additionally, please restore your statement that you are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC) and Cyberspace Administration of China (CAC), if true. Please also restore your disclosure acknowledging that you might be required to obtain and maintain approvals in the future and describing potential impacts to your operations and/or the value of the securities you are registering for sale. Make conforming revisions where this disclosure appears on the cover page.

As of the time of this prospectus, we are not obligated..., page 6

7. We note your response to prior comment 3 and reissue in part. Where you list applicable Hong Kong data security regulations to which you are "directly subject" in this risk factor, such as the Personal Data (Privacy) Ordinance and Hong Kong Monetary Authority Guidelines, please explain how this oversight impacts the company's business and the offering. Additionally, state to what extent the company believes that it is compliant with these regulations or policies.

Summary of Our Financial Information, page 12

8. Please update your presentation here to include a balance sheet and statement of operations and comprehensive loss for the latest period included in the filing.

Dilution, page 19

9. Please update all line items as appropriate to reflect amounts as of the latest balance sheet presented in the filing. For example, net tangible book value (deficit) should be based on the balance sheet in the current filing as of February 29, 2024.

Certain Relationships and Related Transactions, page 26

10. Your revisions in response to prior comment 12 indicate that the $3,054 amount discussed in this section was loaned to the company by Mr. Wong. If true, please revise your statement that, "...the Company has loaned more capital to Mr. Tak Chun Wong, bringing the total amount owed by Mr. Tak Chun Wong to...," as this suggests that the amount was loaned to Mr. Wong by the company.

Statement of Operations and Comprehensive Loss, page F-4

11. Please explain to us why you have not recognized cost of revenue in any period presented for the revenue generating services provided in each.

Please contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services